10845 Griffith Peak Dr., Suite 200

Las Vegas, Nevada 89135

September 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jet AI, Inc. Registration Statement on Form S-3 File No. 333-281578

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated so that the same will become effective at 4:30 p.m. Eastern Time on September 9, 2024, or as soon thereafter as practicable.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by JetAI Inc. that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

JET.AI, INC.

By:	/s/ George Murnane
Name:	George Murnane
Title:	Interim Chief Financial Officer

cc:	Kate Bechen, Esq.
Peter F. Waltz, Esq.